Via Facsimile and U.S. Mail
Mail Stop 6010

July 21, 2008

Craig Eisenacher
Executive Vice President and
Chief Financial Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, NJ 07938-0830

Re: **Everest Reinsurance Holdings, Inc.**
       Form 10-K for the Year Ended December 31, 2007
       File No. 033-71652
       Filed March 31, 2008

Dear Mr. Eisenacher:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to the disclosures pertaining to the evaluation of your
internal control over financial reporting. Specifically, we have reviewed your filing to
determine if you conducted the evaluation of your internal control over financial
reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an
assessment and a conclusion as to the effectiveness of your internal control over financial
reporting, as required by Item 308T(a) of Regulation S-K. Where indicated, we think
you should revise your document in response to these comments, however, if you
disagree, we would be pleased to consider your explanation as to why a revision is not
necessary. Please be as detailed as necessary in your explanation.

        We note from your disclosure that management has not conducted an evaluation
nor provided an assessment of internal control over financial reporting as of December
31, 2007. Since you were required to file or filed an annual report for the prior fiscal
year, it appears you are required to report on your management's assessment of internal
control over financial reporting.

        If your management has not yet performed its assessment, we ask that you
complete your evaluation and amend your filing within 30 calendar days to provide the
required management's report on internal control over financial reporting. In performing
your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant